UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
        ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Subziwalla LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Georgia

       Date of organization
       April 10, 2017

Physical address of issuer
4758 Hammermill Rd, Suite 304, Tucker, GA-30084

Website of issuer
https://www.subziwalla.com/

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$77,920	N/A
Cash & Cash Equivalents	$7,438	N/A
Accounts Receivable	$2,850	N/A
Short-term Debt	$681	$2,483
Long-term Debt	N/A	N/A
Revenues/Sales	$73,496	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	-$209,222	-$2,483

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

Subziwalla LLC
Annual Report
(Exhibit A to Form C-AR)
June 15, 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Subziwalla LLC is a Georgia Limited Liability Company, formed on April 10, 2017

The Company is located at 4758 Hammermill Rd, Suite 304, Tucker, GA-30084.

The Company's website is https://www.subziwalla.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company has not filed a Form D for its prior offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has approximately $17,437.71in cash on hand as of January 31, 2020. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success is dependent on consumer adoption of the Indian grocery delivery, a new and relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for Indian grocery delivery is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of Indian grocery delivery that the Company has experienced in the past will continue in the future.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Sajal Rohatgi and Manav Thakar. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

BUSINESS

Description of the Business

Subziwalla is an e-commerce website selling ethnic Indian grocery. Our customers browse our site as they would their brick and mortar grocery store, through the same product categories they are used to. They add products to their cart or reorder from previous orders, choose their preferred day of delivery and checkout in (on average) under 30 minutes.

Business Plan

With the raise our aim is to saturate Metro-Atlanta and its neighboring cities in the next 12 months using our current DC. Once we are operationally profitable, we will expand into other areas as pointed out in the pitch deck by opening targeted DCs and working with our current supplier and FedEx. Our goal is to eventually white-label a Subziwalla product line, which will help increase product margin and add to bottom line.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Indian Grocery Store	E-commerce website for ordering ethnic grocery products	Customers looking for ethnic Indian groceries for delivery

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are individuals looking to have ethnic Indian groceries delivered to them

Intellectual Property

The Company is dependent on the following intellectual property: None

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sajal Rohatgi	Co-Founder (April 2017 - Present)	Sr. Equity Trader, First New York Securities (July 2014 - April 2017)
Manav Thaker	Co-Founder (April 2017 - Present)	Founder & Principal, CODENAME: (Feb 2016 - April 2017)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Georgia and 2 consultants in India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	900,000	yes	n/a	82.76%	
Class A Preferred Units	187,267	yes	Such securities are in the same class as securities being issued pursuant to this Offering	17.24%	

The Company has the following debt outstanding: None

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Sajal Rohatgi and Manav Thaker

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sajal Rohatgi	Common Units	34.12%
Manav Thaker	Common Units	34.12%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Subziwalla, LLC. ("the Company") is a corporation organized under the laws of Georgia. The Company is an e-commerce retailer who specializes in imported foods.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately TBD in cash on hand as of TBF which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Class A Preferred Unit	Apr 19, 2019	Regulation CF and Regulation D 506(c)	Preferred Units	$176,260.96	Working Capital

Classes of securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Class A Preferred Units

Rights and Preferences
None

Dilution
Even once the Class A Preferred Units convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Class A Preferred Units.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sajal Rohatgi

(Signature)

Sajal Rohatgi

(Name)

Manager

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sajal Rohatgi

(Signature)

Sajal Rohatgi

(Name)

Manager

(Title)

June 15, 2020

(Date)

/s/Manav Thaker

(Signature)

Manav Thaker

(Name)

Manager

(Title)

June 15, 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



SUBZIWALLA LLC

COMPANY CERTIFIED FINANCIALS

We, Sajal Rohatgi and Manav Thaker, certify that the financial statements of Subziwalla LLC. included in this Form are true and complete in all material respects.

Sajal Rohatgi
....

Sajal Rohatgi
Co-Founder
06/12/2020

....

Manav Thaker
Co-Founder
06/12/2020

Balance Sheet

Subziwalla LLC
As at 31 December 2019

	31 Dec 2019
Assets	
Cash and Cash Equivalents	
Business Checking Advtg	7,438
Total Cash and Cash Equivalents	**7,438**
Current Assets	
Accounts Receivable	2,850
DUE FROM PARTNER-MT	(459)
DUE FROM PARTNER-SR	822
Rent Deposit	3,452
Reusable Packaging	14,038
Supplier	84
Warehouse Inventory	7,708
Total Current Assets	**28,495**
Property, Plant and Equipment	
Office Equipment	2,543
Total Property, Plant and Equipment	**2,543**
Other Non-current Assets	
Web Development	39,444
Total Other Non-current Assets	**39,444**
Total Assets	**77,920**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Unpaid Expense Claims	681
Total Current Liabilities	**681**
Total Liabilities	**681**
Equity	
Current Year Earnings	(206,955)
Owners Contribution	389,491
Retained Earnings	(105,297)
Total Equity	**77,239**
Total Liabilities and Equity	**77,920**

Cash Summary

Subziwalla LLC
For the 12 months ended 31 December 2019
Excluding Sales Tax

	Dec 2019
Income	
Other Revenue	259
Sales	73,236
Total Income	**73,496**
Less Operating Expenses	
Advertising	10,212
Bank Service Charges	973
Business Software License	6,572
Consulting & Accounting	1,000
Cost of Goods Sold	52,973
Dues & Subscriptions	239
Equipment	9,406
FedEx	19,195
Insurance	781
Janitorial Expenses	1,448
Legal Expenses	17,438
Marketing	11,526
Office Expenses	6,773
Outside Contractor-DeLaCruz	51,505
Outside Contractor-Rohatgi	28,059
Outside Contractor-Thaker	27,759
Postage & Delivery	2,502
Printing & Stationery	1,502
Rent	13,688
Repairs and Maintenance	1,569
Travel	7,317
Travel Expense	1,942
Utilities	5,830
Warehouse Misc.	2,510
Total Operating Expenses	**282,718**
Operating Surplus (Deficit)	**(209,222)**
Plus Non Operating Movements	
DUE FROM PARTNER-MT	1,700
Rent Deposit	(3,452)
Reusable Packaging	(9,849)
Warehouse Inventory	(7,159)
Web Development	(21,820)

Cash Summary

	Dec 2019
Office Equipment	(2,543)
Loan	(2,483)
Total Non Operating Movements	**(45,606)**
Plus Movements in Equity	
Owners Contribution	254,491
Total Movements in Equity	**254,491**
Sales Tax Movements	
Sales Tax Inputs	(538)
Sales Tax Outputs	515
Net Sales Tax Movements	**(23)**
Net Cash Movement	**(359)**
Summary	
Opening Balance	7,797
Plus Net Cash Movement	(359)
Closing Balance	7,438

Income Statement

Subziwalla LLC

For the months ended December 31, 2019

Account	Oct-Dec 2019	Oct-Dec 2019 % of Income	Jul-Sep 2019	Jul-Sep 2019 % of Income
Income				
Other Revenue	60	0%	0	0%
Sales	33,039	100%	26,711	100%
Total Income	**33,099**	**100%**	**26,711**	**100%**
Cost of Goods Sold				
Cost of Goods Sold	15,066	46%	13,573	51%
Total Cost of Goods Sold	**15,066**	**46%**	**13,573**	**51%**
Gross Profit	**18,033**	**54%**	**13,138**	**49%**
Operating Expenses				
Bank Service Charges	990	3%	801	3%
Business Software License	1,511	5%	1,511	6%
FedEx	6,347	19%	5,008	19%
Warehouse Expense	9,160	28%	9,137	34%
Other Operating Expense	417	1%	3,234	12%
Warehouse Misc.	980	3%	1,530	6%
Total Operating Expenses	**19,405**	**59%**	**21,221**	**79%**
Operating Income	**(1,372)**	**-4%**	**(8,083)**	**-30%**
Non-Recurring Expense				
Legal Expenses	6,430	19%	0	0%
Travel Expense	0	0	3,842	14%
Total Non-Recurring Expense	**6,430**	**19%**	**3,842**	**14%**
Marketing and Advertising				
Advertising	8,676	26%	4,231	16%
Marketing	2,694	8%	3,076	12%
Total Marketing and Advertising	**11,370**	**34%**	**7,307**	**27%**
Wages and Salaries				
Consulting & Accounting			1,000	4%
Wages and Salaries	22,002	66%	32,501	122%
Total Wages and Salaries	**22,002**	**66%**	**33,501**	**125%**
Net Income	**(41,174)**	**-124%**	**(48,890)**	**-183%**

Apr-Jun 2019	Apr-Jun 2019 % of Income	Jan-Mar 2019	Jan-Mar 2019 % of Income	Oct-Dec 2018
105	0%	0	0%	90
26,238	100%	18,488	100%	21,413
26,343	**100%**	**18,448**	**100%**	**21,503**
14,910	57%	8,672	47%	10,113
14,910	**57%**	**8,672**	**47%**	**10,113**
11,433	**43%**	**9,776**	**53%**	**11,390**
428	2%	415	2%	210
1,528	6%	1,518	8%	910
4,575	17%	4,370	24%	2,912
6,774	26%	4,362	24%	4,826
2,823	11%	1,053	6%	1,239
0	0%	0	0%	0
16,128	**61%**	**11,717**	**64%**	**10,097**
(4,695)	**-18%**	**(1,941)**	**-11%**	**1,293**
7,631	29%	1,595	9%	1,250
0	0%	0	0%	0
7,631	**29%**	**1,595**	**9%**	**1,250**
2,018	8%		0%	0
9,524	36%	3,730	20%	16,811
11,542	**44%**	**3,730**	**20%**	**16,811**
0	0%	0	0%	0
36,501	139%	17,818	97%	30,447
36,501	**139%**	**17,818**	**97%**	**30,447**
(60,369)	**-229%**	**(25,084)**	**-136%**	**(47,215)**

Oct-Dec 2018 % of Income	Jul-Sep 2018	Jul-Sep 2018 % of Income	Apr-Jun 2018	Apr-Jun 2018 % of Income
0%	0	0%	0	0%
100%	9,554	100%	8,414	100%
100%	**9,554**	**100%**	**8,414**	**100%**
47%	5,131	54%	3,284	39%
47%	**5,131**	**54%**	**3,284**	**39%**
53%	**4,423**	**46%**	**5,130**	**61%**
1%	153	2%	305	4%
4%	298	3%	313	4%
14%	1,350	14%	878	10%
22%	6,351	66%	11,088	132%
6%	937	10%	3,671	44%
0%	0	0%	0	0%
47%	**9,091**	**95%**	**16,255**	**193%**
6%	**(4,668)**	**-49%**	**(11,125)**	**-132%**
6%	199	2%	1,026	12%
0%	0	0%	0	0%
6%	**199**	2%	**1,026**	12%
0%	650	7%	911	11%
78%	5,215	55%	3,590	43%
78%	**5,865**	**61%**	**4,501**	**53%**
0%	2,504	26%	2,500	30%
142%	128	1%	228	3%
142%	**2,632**	**28%**	**2,728**	**32%**
-220%	**(13,363)**	**-140%**	**(19,380)**	**-230%**